Explanation of Responses:
1. This Form 4 is filed by First Eagle Investment Management, LLC (“FEIM”) and First Eagle Holdings, Inc. (“FEHI” and, collectively with FEIM, the “Entities”). The Entities disclaim status as a “group” for purposes of this Form 4.
2. On September 1, 2019, the family office personnel of FEIM, including Messrs. Michael M. Kellen and Andrew Gundlach, separated their investment management business from that of FEIM, transferring their family’s advisory client accounts, including the securities of Aradigm Corporation (the “Company”) which were formerly controlled by FEIM, to the newly formed U.S. registered advisory firm named Bleichroeder LP. Accordingly, as of September 1, 2019, (i) none of the Entities nor any Entity account maintains any discretionary or proxy voting authority or pecuniary interest with respect to, any securities of the Company and (ii) no Entity could be deemed to beneficially own any securities of the Company.
3.  The shares of Common Stock reported herein were indirectly beneficially owned by FEHI, a Delaware corporation, and FEIM, a Delaware limited liability company and an investment adviser registered under the Investment Advisers Act of 1940. FEIM (i) was the general partner of 21 April Fund, LP (“April LP”), (ii) was the registered investment adviser to First Eagle Value in Biotechnology Master Fund, Ltd. (“FEVIBM”) as well as to April LP and 21 April Fund, Ltd. (“April Ltd.” and, collectively, the “Funds”), (iii) is a subsidiary of FEHI and (iv) was investment adviser to certain of the Accounts (as defined below). FEHI disclaimed Section 16 beneficial ownership of the shares held directly by the Funds except to the extent, if any, of its pecuniary interest therein, and this report shall not be deemed an admission that FEHI is the Section 16 beneficial owner of any such securities.
4.  The warrants to purchase common stock of the Company (the “Warrants”) to which this Form 4 filing relates were issued on July 14, 2016 pursuant to the Securities Purchase Agreement dated April 21, 2016, by and among the Company and the Purchasers listed on Schedules A and B thereto (the “Purchase Agreement”).
5.  The Warrants are exercisable at a price of $5.21 per share of the Company’s common stock (the “Exercise Price”) for five years following the date of issuance of the Warrants, with such Exercise Price subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events or upon any distributions of assets, including cash, stock or other property to the Issuer’s stockholders.
6.  The Warrants are exercisable commencing on the later of 180 days after the date of issuance and the date of the public release of top line data related to the conclusion of ORBIT-3 and ORBIT-4 Phase 3 pivotal clinical trials for the Issuer’s investigational product Pulmaquin? inhaled ciprofloxacin. The date of issuance was July 14, 2016.
7.  The 259,117 shares of the Company’s common stock issuable upon exercise of the Warrants at the Exercise Price in effect on the date hereof are reported herein because such Warrants are exercisable within 60 days of the date hereof. The number of shares of the Company’s common stock issuable under the Warrants is subject to adjustment in certain circumstances pursuant to the Warrants issued by the Company.
8.  The 9.0% Senior Convertible Notes due 2021 (the “Convertible Notes”) and the Warrants to which this Form 4 relates are held directly by certain entities, and certain managed accounts (collectively, the “Accounts”).
9.  The Convertible Notes and the Warrants reported herein are indirectly beneficially owned by FEIM, by virtue of its former service as investment manager to the other entities and the Accounts, which were under FEIM’s management and control.  Each of the reporting persons disclaimed beneficial ownership of the securities to which this Form 4 relates for the purposes of Section 16 of the Securities and Exchange act of 1934, as amended, except as to such extent of the reporting person’s pecuniary interest in the securities.
10.  The Convertible Notes were issued pursuant to the Purchase Agreement and an Indenture, dated April 25, 2016 (the “Indenture”), by and between the Company and U.S. Bank National Association (“U.S. Bank”).  The Company entered into a Supplemental Indenture, dated April 18, 2018 (the “Supplemental Indenture”), by and between the Company and U.S. Bank that permitted, among other things, the Company to make future payments of interests on the Convertible Notes by increasing the outstanding principal amount of the Convertible Notes in the amount of the accrued interest being so paid.  The Convertible Notes accrue interest at a rate of 9.0% per annum payable semi-annually in arrears in equal installments on May 1 and November 1 of each year, beginning on November 2, 2016. The Convertible Notes will mature on April 30, 2021 (the “Maturity Date”), unless earlier redeemed, repurchased or converted.
11.  The conversion rate for the Convertible Notes is initially 191.9386 shares of common stock of the Company per $1,000 principal amount of Convertible Notes, which is an initial conversion price of approximately $5.21 per share of the Company's common stock, and is subject to adjustment in certain circumstances pursuant to the Indenture.
12.  On February 15, 2019, the Company filed a petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California and, therefore, did not include in the interest payment due May 1, 2019 any amounts that accrued on the Convertible Notes following February 15, 2019. Pursuant to the Supplemental Indenture, the interest payment due May 1, 2019 on the Convertible Notes was made by the Company by increasing the outstanding principal amount of the Convertible Notes in the amount of the accrued interest (other than the accrued interest that was not included as described in the preceding sentence) being so paid.
13.  Unless previously redeemed, or repurchased and cancelled, each Convertible Note will be convertible into common stock of the Company at the option of the noteholder at any time from and after the date of the Indenture up to close of business on the second business day immediately prior to the Maturity Date. However, in no event will the aggregate number of common stock of the Company issued to investors at any time exceed 19.99% of the total number of shares of common stock of the Company outstanding on the date of the Purchase Agreement (the “Conversion Share Cap”) unless the Company has obtained stockholder approval for the issuance of more than such number of shares of common stock of the Company pursuant to NASDAQ Listing Rule 5635(d). Notwithstanding the foregoing, unless and until such stockholder approval is obtained, if the number of shares of common stock of the Company deliverable for conversion is greater than the Conversion Share Cap, then the number of shares of common stock the Company delivers shall be capped at the Conversion Share Cap and the Company will pay cash in lieu of such shares that would otherwise be deliverable above the Conversion Share Cap. Such cash amount will be determined based on the daily VWAP over the five trading day period commencing on the second trading day following the applicable conversion date. The Company may call the Convertible Notes for redemption if the last reported sale price of the common stock is equal to or greater than 200% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending within the five trading days immediately preceding the date on which the Company provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.